UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets
Investments, at fair value	$380,518,997	$349,370,629
Receivables:
Employer contributions receivable	1,187,786	1,020,671
Participant contributions receivable	18,762	-
Notes receivable from participants	19,622,072	16,805,151
Total receivables	20,828,620	17,825,822
Total assets	401,347,617	367,196,451

Liabilities
Fees payable	7,713	6,632
Corrective distributions payable	744,670	920,903
Total liabilities	752,383	927,535

Net Assets Available for Benefits at Fair Value	400,595,234	366,268,916

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(2,504,403)	(1,738,896)

Net Assets Available for Benefits	$398,090,831	$364,530,020

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2011
Additions
Investment income:
Net appreciation in fair value of investments	$12,005,128
Interest and dividend income	6,994,667
Total investment income	18,999,795

Interest income on notes receivable from participants	769,590

Contribution additions:
Employer	10,740,226
Participants	20,610,960
Rollovers	8,750,969
Total contribution additions	40,102,155

Deductions
Benefits paid to participants	(25,305,450)
Corrective distributions	(746,805)
Other deductions	(258,474)
Total deductions	(26,310,729)

Net Increase in Net Assets Available for Benefits	33,560,811

Net Assets Available for Benefits:
Beginning of year	364,530,020
End of year	$398,090,831

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. Savings Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Purpose.  The Plan is a defined contribution Plan whose purpose is to permit deferrals of compensation by eligible employees of Ralcorp Holdings Inc. and its subsidiaries (“Ralcorp” or the “Company”) to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States, and certain expatriate employees are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.

Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the “Board”), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefit Trustees Committee (the “EBTC”) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets.  Certain Plan expenses are paid by the Company.

Contributions.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $16,500 for 2011, and a catch-up contribution for individuals aged 50 or over was limited to $5,500 per calendar year.  Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds.  Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company generally contributes 100% of the first 6% of pay contributed for certain administrative employees.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee selected by the EBTC.  The values of the trust funds change according to increases or decreases in the values of the assets, gains or losses on sales of assets held therein, and income from dividends and interest.  In addition, Vanguard performs all record-keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the Plan year ended December 31, 2011, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard International Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Withdrawals, Loans and Forfeitures.  Upon participant termination, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis and as reported in The Wall Street Journal, plus one percentage point.  Principal and interest is paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the year ended December 31, 2011 were $460,118.

Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the chief executive officer of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below.  Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Notes Receivable From Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  The Plan’s investment in the Retirement Savings Trust, a common/collective trust fund that is invested in contracts deemed to be fully benefit-responsive, is reflected at contract value.  The contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits.  Accordingly, contract-valued investments are stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect those investments at contract value.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Recently Issued Accounting Standards.  In January 2010, the FASB issued an amendment to Fair Value Measurements and Disclosures, Topic 820, Improving Disclosures About Fair Value Measurements.  This amendment requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers.  This amendment also requires that a reporting entity present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. This amendment also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3.  The new disclosures and clarifications of existing disclosures for ASC 820 were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of these amendments did not have a material effect on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.”  This update establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and International Financial Reporting Standards (“IFRS”).  The amendments in this update are effective during interim and annual periods beginning after December 15, 2011.  The adoption of this update is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25 which requires loans to participants to be classified as notes receivable from participants.  Further, the ASU requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, loans were classified as investments and measured at fair value.  The ASU was adopted by the Plan and all required disclosures were made and applied retrospectively for the reporting period ended December 31, 2010.  The adoption of this guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Note 3 – Investments

The following table presents the carrying value of all of the Plan’s investments.  Investments that represent 5 percent or more of the net assets available for benefits as of December 31, 2011 or 2010 are identified by an asterisk (*).

	December 31,
	2011	2010
Mutual funds:
Royce Total Return Fund	$3,302,516	$2,875,101
Vanguard 500 Index Fund*	47,557,757	46,010,580
Vanguard Explorer Fund	14,900,078	15,198,301
Vanguard Extended Market Index Fund	8,747,450	7,851,144
Vanguard Federal Money Market Fund*	17,074,909	19,509,225
Vanguard International Growth Fund	14,649,023	17,328,107
Vanguard Prime Money Market Fund	12,819,034	6,325,490
Vanguard PRIMECAP Fund	13,154,062	13,734,840
Vanguard REIT Index Fund	7,996,065	7,232,949
Vanguard Small-Cap Index Fund	6,875,575	7,233,428
Vanguard Total Bond Market Index Fund*	33,408,829	27,631,382
Vanguard Total International Stock Index Fund	8,778,397	9,359,064
Vanguard Wellington Fund*	48,736,871	45,104,895
Vanguard Windsor II Fund*	26,811,645	26,785,521
Common stock:
Ralcorp Holdings, Inc.*	61,623,465	53,031,650
Common/collective trusts:
Vanguard Retirement Savings Trust*	51,578,918	42,420,056
	$378,014,594	$347,631,733

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(4,505,365)
Common stock	16,510,493
$12,005,128

Note 4 – Fair Value Measurements

The following tables present the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011 and 2010 and the corresponding levels in the fair value hierarchy.

	December 31, 2011
	Total	Level 1	Level 2
Mutual funds:
Index	$113,364,073	$113,364,073	$-
Growth	42,703,163	42,703,163	-
Money market	29,893,943	29,893,943	-
Balanced	48,736,871	48,736,871	-
Value	30,114,161	30,114,161	-
	264,812,211	264,812,211	-
Common stock	61,623,465	61,623,465	-
Common/collective trust	54,083,321	-	54,083,321
	$380,518,997	$326,435,676	$54,084,321

	December 31, 2010
	Total	Level 1	Level 2
Mutual funds:
Index	$105,318,547	$105,318,547	$-
Growth	46,261,248	46,261,248	-
Money market	25,834,715	25,834,715	-
Balanced	45,104,895	45,104,895	-
Value	29,660,622	29,660,622	-
	252,180,027	252,180,027	-
Common stock	53,031,650	53,031,650	-
Common/collective trust	44,158,952	-	44,158,952
	$349,370,629	$305,211,677	$44,158,952

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.  The fair value hierarchy consists of the following three levels:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of common stock is based on quoted market prices.  The common/collective trust fund is maintained by an investment company and holds certain investments in accordance with the stated fund objective of investing in guaranteed and synthetic investment contracts and is designed to deliver current and stable income, while maintaining a share value of $1.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the fund at contract value.  Generally, transfers to funds with similar investment horizons are allowed once every 90 days.  The fund administrator fair values the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities.  However, because the value of this commingled fund is not publicly quoted and not traded in an active market, it has been categorized in Level 2.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 – Related Party Transactions

Certain Plan investments are shares of Ralcorp common stock.  Ralcorp is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2011, these shares had a total cost of $31,457,591 and market value of $61,623,465.  At December 31, 2010, these shares had a total cost of $31,851,541 and market value of $53,031,650.  During 2011, the Plan purchased $14,324,821 and sold $22,366,656 of such assets.

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2011, these shares had a total cost of $303,323,140 and market value of $313,088,613.  At December 31, 2010, these shares had a total cost of $274,120,782 and market value of $291,724,982.  During 2011, the Plan purchased $102,099,075 and sold $76,370,327 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $232,742 for the year ended December 31, 2011.

Note 6 – Income Tax Status

The Plan obtained its latest determination letter on July 6, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code as a qualified plan exempt from income tax.  The Plan has been amended since that date and the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan complied with the IRS requirement to file an application for an updated determination letter on April 26, 2010.

Participants’ basic contributions, Company matching contributions, and earnings of Plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 7 – Subsequent Event

On February 3, 2012, Ralcorp separated its Post cereals business into a new, publicly traded company called Post Holdings, Inc.  For the purposes of the Plan, Post employees participating in the plan at the spin-off date are treated as terminated employees, except that their account balances under the Plan became fully vested as of the spin-off date.  As of the spin-off date, Post employees were no longer eligible to make contributions to the Plan.  The Post employees could elect to keep their account balances in the Plan, receive a distribution from the Plan, or roll over their account balances following the spin-off date.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
EIN 43-1766315, Plan 002
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$3,302,516
* The Vanguard Group	Vanguard 500 Index Fund	47,557,757
* The Vanguard Group	Vanguard Explorer Fund	14,900,078
* The Vanguard Group	Vanguard Extended Market Index Fund	8,747,450
* The Vanguard Group	Vanguard Federal Money Market Fund	17,074,909
* The Vanguard Group	Vanguard International Growth Fund	14,649,023
* The Vanguard Group	Vanguard Prime Money Market Fund	12,819,034
* The Vanguard Group	Vanguard PRIMECAP Fund	13,154,062
* The Vanguard Group	Vanguard REIT Index Fund	7,996,065
* The Vanguard Group	Vanguard Small-Cap Index Fund	6,875,575
* The Vanguard Group	Vanguard Total Bond Market Index Fund	33,408,829
* The Vanguard Group	Vanguard Total International Stock Index Fund	8,778,397
* The Vanguard Group	Vanguard Wellington Fund	48,736,871
* The Vanguard Group	Vanguard Windsor II Fund	26,811,645
	Total Investment in Shares in
	Registered Investment Companies	264,812,211

* The Vanguard Group	Vanguard Retirement Savings Trust	54,083,321

* Participants	Loans at 3.25% - 10.25% maturing
	January 2012 through January 2022	19,622,072

* Ralcorp Holdings, Inc.	Common Stock	61,623,465

	Total Investments	$400,141,069

* Party-in-interest

See Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefit Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: June 28, 2012	By: /s/ S. Monette
S. Monette, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Number	Description

23	Consent of Independent Registered Public Accounting Firm